Exhibit 23.2

CONSENT OF Cawley, Gillespie & Associates, Inc.

We acknowledge that the results of our independent reserve estimates for Carbon Natural Gas Company (the “Company”), with an effective date of December 31, 2016 and a preparation date of March 1, 2017, are reported in the Company’s annual report on Form 10-K for the year ended December 31, 2016. We hereby consent to the results of our independent reserve estimates for the Company from our report dated March 1, 2017 being included in the Form 10-K and each Company registration statement that may be filed hereafter. We further consent to the use of our name in the section of the Form 10-K entitled “Preparation of Reserves Estimates” and any reference to our firm or employees as “Experts”.

/s/ Cawley, Gillespie & Associates, Inc.

J. Zane Meekins, P. Eng.

Executive Vice President

Cawley, Gillespie & Associates, Inc.

March 30, 2017